Exhibit (a)(1)(C)

Offer to Purchase
All Outstanding Shares of Common Stock
of

ZYNERBA PHARMACEUTICALS, INC.

at
1.1059 per share, in cash, without interest and less any applicable tax withholding, plus, one non-tradable contingent value right per share, which represents the contractual right to receive contingent payments in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones by

XYLOPHONE ACQUISITION CORP.

a wholly owned subsidiary of

HARMONY BIOSCIENCES HOLDINGS, INC.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON SEPTEMBER 26, 2023, UNLESS THE
OFFER IS EXTENDED OR EARLIER TERMINATED.

August 28, 2023

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Harmony Biosciences Holdings, Inc., a Delaware corporation (“Parent” or “Harmony”) , to act as information agent (“Information Agent”) in connection with the offer by Xylophone Acquisition Corp., a Delaware corporation and a wholly owned, subsidiary of Parent (“Purchaser”) to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zynerba Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Zynerba”), for (i) $1.1059 per Share in cash (the “Closing Amount”) without interest and subject to deduction for any required withholding under applicable tax law, plus (ii) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments in cash, without interest and subject to deduction for any required withholding under applicable tax law, upon the achievement of certain specified milestones (the Closing Amount plus one CVR, collectively, the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 28, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. the Offer to Purchase;

2. the Letter of Transmittal to be used by shareholders of Zynerba in accepting the Offer and tendering Shares, including an Internal Revenue Service Form W-9;

3. Zynerba’s Solicitation/Recommendation Statement on Schedule 14D-9;

4. the form of letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

Certain conditions to the Offer are described in Section 15—“Conditions of the Offer” of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at 5:00 p.m., New York City time, on September 26, 2023, unless the Offer is extended. Previously tendered Shares may be withdrawn at any time until the Offer has expired; and, if not previously accepted for payment at any time, after 60 days after the date of the commencement of the Offer, pursuant to SEC (as defined in the Offer to Purchase) regulations.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 14, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Zynerba, Harmony and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Zynerba pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Zynerba continuing as the surviving corporation and becoming a wholly owned subsidiary of Harmony (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of Zynerba, (ii) owned by Harmony or Purchaser at the commencement of the Offer, (iii) irrevocably accepted for payment in the Offer, or (iv) that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL and who comply in all respects with Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL, including certain Shares that are subject to vesting or forfeiture restrictions granted pursuant to the Company Equity Plan, will be converted into the right to receive the Offer Price, without interest, from Purchaser, less any applicable tax withholding). As a result of the Merger, Zynerba will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

THE BOARD OF DIRECTORS OF ZYNERBA HAS UNANIMOUSLY RECOMMENDED THAT ZYNERBA’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

For Shares to be validly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required medallion signature guarantees, or an “Agent’s Message” (as defined in Section 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary and Paying Agent, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Zynerba in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent, at the address and telephone numbers set forth in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Purchaser’s expense.

Very truly yours,

MacKenzie Partners, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF PARENT, PURCHASER, THE COMPANY, THE INFORMATION AGENT, THE DEPOSITARY AND PAYING AGENT, OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT OR REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.